UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)

AMDOCS LIMITED

(Name of Issuer)

Ordinary Shares, par value £0.01

(Title of Class of Securities)

G02602 10 3

(CUSIP Number)

Wayne Wirtz, Esq.

AT&T Inc.

175 East Houston

San Antonio, TX 78205

  (210) 351-3736

(Name and Address, and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 20, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) , check the following box ☐.

NOTE:             Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO. G02602 10 3		13D/A	Page 2 of 11 Pages
1		NAME OF REPORTING PERSON	AT&T Inc.
(formerly known as SBC Communications Inc.)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON			43-1301883
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	6,200,000
	8	SHARED VOTING POWER	4,517,482
	9	SOLE DISPOSITIVE POWER	6,200,000
	10	SHARED DISPOSITIVE POWER	4,517,482
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	10,717,482
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	5.2%
14		TYPE OF REPORTING PERSON	HC

CUSIP NO. G02602 10 3		13D/A	Page 3 of 11 Pages
1		NAME OF REPORTING PERSON	AT&T International, Inc.
(formerly known as SBC International, Inc.)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON			43-1308735
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	4,017,482
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	4,017,482
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,017,482
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	1.9%
14		TYPE OF REPORTING PERSON	CO

CUSIP NO. G02602 10 3		13D/A	Page 4 of 11 Pages
1		NAME OF REPORTING PERSON	AT&T Option Delivery, LLC.
(formerly known as SBC Option Delivery L.L.C.)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON			52-2274463
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	500,000
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	500,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.2%
14		TYPE OF REPORTING PERSON	OO

AMENDMENT NO. 13 TO SCHEDULE 13D

RELATING TO ORDINARY SHARES

OF AMDOCS LIMITED

This statement on Schedule 13D filed on February 22, 2000 (the "Original 13D"), as amended by Amendment No. 1 filed on February 22, 2001, Amendment No. 2 filed on February 27, 2001, Amendment No. 3 filed on June 21, 2001, Amendment No. 4 filed on December 7, 2001, Amendment No. 5 filed on December 7, 2001, Amendment No. 6 filed on January 31, 2002, Amendment No. 7 filed on September 9, 2002, Amendment No. 8 filed on November 14, 2002, Amendment No. 9 filed on June 17, 2004, Amendment No. 10 filed on September 27, 2004, Amendment No. 11 filed on December 28, 2004, and Amendment No. 12 on November 3, 2005, by AT&T Inc. (formerly known as SBC Communications Inc.) ("AT&T") is hereby further amended to report a change in ownership of shares of Amdocs Limited (the "Company").

Item 1.	Security and Issuer

This statement relates to the Ordinary Shares, par value £0.01 (the "Shares"), of Amdocs Limited, a company organized under the laws of the Island of Guernsey. The Shares trade on the New York Stock Exchange under the symbol "DOX". The principal executive office of the Company is Suite 5, Tower Hill House Le Bordage, St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands.

Item 2.	Identity and Background

(c)

The name, and principal occupations of each executive officer and director of AT&T, AT&T International, Inc. (“ATTI”), and AT&T Hedging Management, LLC (formerly known as SBC Hedging Management L.L.C.) (as manager of AT&T Option Delivery, LLC (“ATTOD”) are set forth in Exhibits 1, 2 and 3 hereto, respectively, and incorporated herein by reference. The principal business address for the named individuals on Exhibits 1, 2 and 3 is 175 E. Houston, San Antonio, Texas, 78205, USA.

Item 4.	Purpose of Transaction

Since the filing of Amendment No. 12 on November 3, 2005, ATTI has disposed of 29,946 Shares through charitable contributions and employee bonuses.

Item 5.	Interest in Securities of the Issuer

(a)

ATTI, a wholly-owned subsidiary of AT&T, beneficially owns 4,017,482 Shares representing 1.9% of the outstanding ordinary Shares class. ATTOD, a wholly-owned subsidiary of ATTI, beneficially owns 500,000 Shares representing 0.2% of the outstanding ordinary Shares class. As of December 31, 2006, the capital structure of the Company consists of 207,718,000 Shares (according to Form 6-K filed by the Company on February 6, 2007). AT&T possesses ultimate beneficial ownership of the reported Shares by virtue of its ownership of ATTI and ATTOD.

(b)	AT&T beneficial ownership interest:
Percent of class	5.2%
Sole power to vote or to direct the vote	6,200,000 Shares
Shared power to vote or to direct the vote	4,517,482 Shares
Sole power to dispose or to direct the disposition of	6,200,000 Shares
Shared power to dispose or direct the disposition of	4,517,482 Shares

ATTI beneficial ownership interest1:

Percent of class	1.3%
Sole power to vote or to direct the vote	0 Shares
Shared power to vote or to direct the vote	4,017,482 Shares
Sole power to dispose or to direct the disposition of	0 Shares
Shared power to dispose or direct the disposition of	4,017,482 Shares

ATTOD beneficial ownership interest2:

Percent of class	0.2%
Sole power to vote or to direct the vote	0 Shares
Shared power to vote or to direct the vote	500,000 Shares
Sole power to dispose or to direct the disposition of	0 Shares
Shared power to dispose or direct the disposition of	500,000 Shares

[1]	AT&T has ultimate control over these Shares by virtue of its ownership of ATTI.

[2]	Each of AT&T and ATTI has ultimate control over these Shares by virtue of their ownership of ATTOD.

(c)	During the last sixty days, ATTI disposed of Shares as follows:

See Item 4 herein.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description

1	Directors and Executive Officers of AT&T Inc.

2	Directors and Executive Officers of AT&T International, Inc.

3	Directors and Executive Officers of AT&T Hedging Management, LLC (as manager of AT&T Option Delivery, LLC)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

AT&T Inc.
Dated:	March 21, 2007	By:	/s/ James S. Kahan
James S. Kahan
Senior Executive Vice President – Corporate Development

AT&T International, Inc.
Dated:	March 21, 2007	By:	/s/ James S. Kahan
James S. Kahan
Executive Vice President – Development

AT&T Option Delivery, LLC By AT&T Hedging Management, LLC, Manager of AT&T Option Delivery, LLC
Dated:	March 21, 2007	By:	/s/ Harold E. Rainbolt
Harold E. Rainbolt
Director

Exhibit 1

DIRECTORS AND EXECUTIVE OFFICERS

OF AT&T INC.

(as of March 20, 2007)

Name	Present Principal Occupation or Employment

Directors
Edward E. Whitacre, Jr.	Chairman of the Board and Chief Executive Officer
William F. Aldinger III	President and Chief Executive Officer, Capmark Financial Group, Inc.
Gilbert F. Amelio	Chairman and Chief Executive Officer, Jazz Technologies, Inc.
Reuben V. Anderson	Partner, Phelps Dunbar, LLP
James H. Blanchard	Chairman of the Board, Synovus Financial Corp.
August A. Busch III	Chairman of the Board, Anheuser-Busch Companies, Inc., Retired
Martin K. Eby, Jr.	Chairman of the Board, The Eby Corporation, Retired
James A. Henderson	Chairman of the Board and Chief Executive Officer, Cummins Inc., Retired
James P. Kelly	Chairman of the Board and Chief Executive Officer, United Parcel Service, Inc.
Charles F. Knight	Chairman of the Board, Emerson Electric Co., Retired
Jon C. Madonna	Chairman and Chief Executive Officer, KPMG
Lynn M. Martin	President, The Martin Hall Group, LLC
John B. McCoy	Chairman and Chief Executive Officer, Bank One Corporation, Retired
Mary S. Metz	Chair of the Board of Trustees, American Conservatory Theater
Toni Rembe	Partner, Pillsbury Winthrop, LLP, Retired
S. Donley Ritchey	Managing Partner, Alpine Partners
Joyce M. Roche	President and Chief Executive Officer, Girls Incorporated
Randall L. Stephenson	Chief Operating Officer
Laura D’Andrea Tyson	Professor of Business Administration and Economics, University of California at Berkeley
Patricia P. Upton	President and Chief Executive Officer, Aromatique, Inc.

Executive Officers
Edward E. Whitacre	Chief Executive Officer
Randall L. Stephenson	Chief Operating Officer
James W. Callaway	Senior Executive Vice President – Business Development
James W. Cicconi	Senior Executive Vice President – External and Legislative Affairs
James D. Ellis	Senior Executive Vice President and General Counsel
Karen E. Jennings	Senior Executive Vice President – Advertising and Corporate Communications
James S. Kahan	Senior Executive Vice President – Corporate Development
Richard G. Lindner	Senior Executive Vice President and Chief Financial Officer
Forrest E. Miller	Group President – Strategic Initiatives and Human Resources
Stanley T. Sigman	President and Chief Executive Officer – Wireless
John T. Stankey	Group President – Operations Support
Rayford Wilkins, Jr.	Group President

Exhibit 2

DIRECTORS AND EXECUTIVE OFFICERS

OF AT&T INTERNATIONAL, INC.

(as of March 20, 2007)

Name	Present Principal Occupation or Employment

Directors
Rayford Wilkins, Jr.	Group President, AT&T
Karen E. Jennings	Senior Executive Vice President – Advertising and Corporate Communications, AT&T
James S. Kahan	Senior Executive Vice President – Corporate Development, AT&T
Wayne Watts	Senior Vice President and Associate General Counsel, AT&T

Officers
Rayford Wilkins, Jr.	President (Group President, AT&T)
Eric D. Boyer	President – Mexico
James S. Kahan	Executive Vice President – Development (Senior Executive Vice President – Corporate Development, AT&T)
Wayne Watts	Senior Vice President and Secretary (Senior Vice President and Associate General Counsel, AT&T)
Kenneth Corcoran	Vice President – Wireless Network Operations
Andrew Geisse	Vice President – IT (Executive Vice President – Worldwide Customer Service, AT&T)
John B. Gibson	Vice President and Assistant Secretary (General Attorney and Associate General Counsel – M&A, AT&T)
Richard McCormick	Vice President – Operations (Regional Vice President – Product Development, AT&T)
Rick L. Moore	Vice President – Development (Managing Director – Corporate Development, AT&T)
Lawrence J. Ruzicka	Vice President – Taxes
John J. Stephens	Vice President – Finance (Senior Vice President and Controller, AT&T)

Exhibit 3

DIRECTORS AND EXECUTIVE OFFICERS

OF AT&T HEDGING MANAGEMENT, LLC

(as of March 20, 2007)

Name	Present Principal Occupation or Employment

Directors
Charles P. Allen	Assistant Treasurer, AT&T
Jonathan P. Klug	Senior Vice President and Treasurer, AT&T
Harold E. Rainbolt	General Attorney and Associate General Counsel, AT&T
John J. Stephens	Senior Vice President and Controller, AT&T